June 10, 2005

Via facsimile 650.463.2600 and U.S. Mail

Brian P. Burns, Jr.
President
BF Enterprises, Inc.
100 Bush Street, Suite 1250
San Francisco, California 94104

Re:  	BF Enterprises, Inc.
	Schedule 13E-3/A filed on May 27, 2005, File No. 5-40124
      Revised Schedule 14C filed on May 27, 2005, File No. 0-15932

Dear Mr. Burns:

      We have the following comments on your filing. Where appropriate, please file a revised Schedule 13E-3 and accompanying information statement to give effect to these comments. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C

Special Factors, page 12

   Background of the Reverse/Forward Stock Split, page 15

1. We note on page 19 that you discuss the progress report on the company`s discussions with the regulatory authorities in Pasco County, Florida. Please expand the disclosure to more clearly discuss the significance of this report, as it related to the board`s deliberations regarding the feasibility and fairness of going private pursuant to a reverse stock split.

	Effects of the Reverse/Forward Stock Split, page 21

2. You indicate throughout this information statement that you
"intend for the Reverse/Forward Stock Split to treat stockholders holding Common Stock in street name . . . in the same manner as stockholders whose shares are registered in their names." In this regard, you advise stockholders to contact their nominees.
Elaborate upon why and how stockholders should instruct their nominees in order to ensure that the Reverse/Forward Stock Split will have the desired effect. For example, it would appear that, if no contact by the stockholder is made to their nominee, the Reverse/Forward Stock Split will be effectuated at the record level, perhaps causing the shareholder to not be cashed out if their nominee also holds shares for other beneficial holders.

Federal Income Tax Consequences of the Reverse/Forward Stock
Split, page 23

3. Please explain how the federal income tax consequences for your security holders differ depending on the number of shares of pre-split common stock owned.

4. We refer you to prior comment 19. Although you disclose that the federal income tax consequences may differ depending on the number of shares of pre-split common stock owned, disclose whether the tax consequences for the company and its affiliates differ from those of the unaffiliated security holders. If so, address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

Fairness of the Reverse/Forward Stock Split to Stockholders, page
26

5. We note that in determining that the transaction is fair to BF Enterprises unaffiliated security holders, the board and Mr. Burns adopted Sutter`s analysis and conclusions. In light of the fact that the fair value derived by Sutter is of February 28, 2005, please revise your disclosure to explain whether there have been any events or occurrences that have since impacted the valuation of the company. Also, disclose whether the board and Mr. Burns continue to believe that the transaction is fair to the company`s unaffiliated security holders based on the Sutter`s conclusions and analysis.

6. We refer you to prior comment 20. Please discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

   Procedural Fairness to All Stockholders, page 29

7. We note your response to prior comment 23 and your indication that the board "considered obtaining approval of a majority of the unaffiliated stockholders and determined that doing so would not be necessary or prudent for the reasons discussed . . . ."  While the approval of a majority of the unaffiliated stockholders might not be necessary, it is unclear how the disclosure to which you refer readers addresses why it is not prudent. Please revise with a view towards explaining how the board determined the going private transaction to be fair absent this procedural safeguard.

   Opinion of Sutter Securities, page 31

8. Refer to prior comment 27. Any non-public information used by Sutter Securities in formulating its fairness opinion should be summarized in the filing. Please revise to include this information. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Sutter Securities` reliance upon those materials to be reasonable.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.


						Sincerely,




                  		      Jeffrey B. Werbitt
		                		Attorney-Advisor
            			      Office of Mergers and Acquisitions

cc:	Christopher L. Kaufman, Esquire
      Latham & Watkins LLP
      135 Commonwealth Drive
      Menlo Park, California 94025